Exhibit 99.7

ZenaTech’s ZenaDrone to Exhibit at Defense & Security 2025 in Bangkok and the Secure Australia Conference 2025 in Brisbane Expanding Asia-Pacific Defense Industry Relationships

Vancouver, British Columbia – October 28, 2025 – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a business technology solution provider specializing in AI-driven drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces that teams from its ZenaDrone and Taiwan-based Spider Vision Sensors manufacturing subsidiaries will be exhibiting and engaged in relationship building at two major Asia-Pacific defense conference events in November. The events include Defense and Security 2025, taking place in Bangkok, Thailand, and the Secure Australia Conference 2025, taking place in Canberra. These events attract regional and international military and security decision makers and will enable the company to highlight its advanced AI drone solutions to allied defense decision makers across the Asia-Pacific region.

Conference Details:

Defense & Security 2025 ─ ASEAN's (Association of Southeast Asian Nations) leading Asian defense and security conference, exhibition, and networking event. Held biennially for more than 20 years, it attracts over 25,000 participants from over 40 countries including the regions' highest-ranking officials from the Army, Navy, and Air Forces as well as Ministries of Defense, Chiefs of Police, Coast Guard, and other government bodies. ZenaDrone will be exhibiting and showcasing its solutions in the US Partnership Pavilion.

Date and Venue: November 10–13, 2025 | Impact Exhibition Center, Bangkok, Thailand

Secure Australia Conference 2025 ─ One of Australia’s premier defense and security industry events, bringing together defense officials, cybersecurity experts, and security innovators to explore advancements in AI, robotics, and autonomous systems. ZenaDrone will showcase its advanced drone solutions and engage with allied defense organizations and decision makers.

Date and Venue: November 11–12, 2025 | Ann Harding Conference Centre, University of Canberra, Canberra, Australia

ZenaTech is committed to a compliant supply chain and American manufacturing operations to support the growing US and allied forces defense drone requirements. Its Taiwan-based SVS factory is in the commissioning phase and establishing assembly lines for NDAA-compliant components, including printed circuit boards, cameras, and sensors. These components will be shipped to ZenaDrone’s manufacturing and assembly centers in Mesa, Arizona, and Sharjah, UAE, for final production. All US defense and NATO-designated drones, including the ZenaDrone 1000, IQ Square, and IQ Nano, will undergo manufacturing and assembly at the Arizona facility, ensuring high-quality standards, compliance with US and NATO regulations, and end-to-end operational control.

ZenaTech’s portfolio of defense-oriented drones, currently at various stages of development and Green/Blue UAS cybersecurity certification readiness, includes:

•ZenaDrone 1000 – A medium-sized VTOL (Vertical Takeoff and Landing) rugged construction drone capable of lifting ~40 kg, with AI-enabled autonomy and secure communications via the proprietary DroneNet system. Designed for ISR (inspection, surveillance, and reconnaissance), critical cargo delivery, and border patrol via an extended flying-time gas version currently under development. The drone has undergone paid trials with the US Air Force and Navy Reserve for critical cargo delivery, such as medical supplies.

•IQ Square – A VTOL drone (starting size 40” × 40”) engineered for line-of-sight land surveys, infrastructure inspections, road and bridge evaluations, and defense reconnaissance tasks.

•IQ Nano – A compact indoor drone (starting size 20” × 20”) built to operate in GPS-denied environments, such as warehouses or military facilities, for inventory management, barcode scanning, and security applications. Features include obstacle avoidance and AI-driven drone swarm or fleet capabilities.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and business sectors, and drones being implemented agriculture, defense, land survey and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.